UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2023

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Alarum Technologies Ltd. Announces No Exposure to Recent Banking Events

Alarum Technologies Ltd. (the “Registrant”) reports that it is aware of the current situation affecting Silicon Valley Bank (“SVB”) and questions that investors may have as a result.

Two of our subsidiaries use an SVB account for customer payments. Such cash deposits have been transferred and recovered by our subsidiaries (except an immaterial amount of $20,000, which is still pending transfer). Alarum does not utilize SVB for any treasury management services or for credit facility. We maintain our cash and short-term investments with a large national financial bank, and SVB’s situation does not have any impact on our operations.

In response to the announcement concerning the closing of Signature Bank by regulators with the New York State Department of Financial Services, Alarum reports that it does not have any business with Signature Bank and is not exposed at all to cryptocurrency deposits.

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: March 15, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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